Exhibit 3

CERTIFICATE OF DESIGNATIONS, NUMBER, VOTING POWERS,

PREFERENCES AND RIGHTS OF

SERIES A EXCHANGEABLE PREFERRED STOCK

OF

NEUROGEN CORPORATION

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors (the “Board”) of Neurogen Corporation, a Delaware corporation (hereinafter called the “Company”), with the preferences and rights set forth therein relating to dividends, exchange, redemption, dissolution and distribution of assets of the Company having been fixed by the Board pursuant to authority granted to it under Article IV of the Company’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware:

RESOLVED: That, pursuant to authority conferred upon the Board by the Certificate of Incorporation, the Board hereby authorizes the issuance of 1,500,000 shares of Series A Exchangeable Preferred Stock, par value $0.025 per share, of the Company, and hereby fixes the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares, in addition to those set forth in the Certificate of Incorporation, as follows:

SECTION 1. Designation. The shares of such series shall be designated “Series A Exchangeable Preferred Stock” (the “Exchangeable Preferred Stock”) and the number of shares constituting such series shall be 1,500,000. Such number of shares may be increased or decreased by resolution of the Board and the approval of the holders of a majority of the outstanding shares of the Exchangeable Preferred Stock; provided, that no decrease shall reduce the number of shares of Exchangeable Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the payment of dividends pursuant to Section 4 hereof.

SECTION 2. Currency. All Exchangeable Preferred Stock shall be denominated in United States currency, and all payments and distributions thereon or with respect thereto shall be made in United States currency. All references herein to “$” or “dollars” refer to United States currency.

SECTION 3. Ranking. The Exchangeable Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank prior to each other class or series of shares of the Company. For purposes hereof, “Junior Stock” shall mean the Common Stock of the Company, par value $0.025 per share (the “Common Stock”) and the shares of any other class or series of equity securities of the Company.

SECTION 4. Dividends.

(a) The holders of the Exchangeable Preferred Stock shall be entitled to receive, when and as declared by the Board, out of the net profits or surplus of the Company legally available for distribution, dividends on each outstanding share of Exchangeable Preferred Stock at the rate of 20% per annum, compounded monthly, of the Stated Value (as herein defined) of such share of Exchangeable Preferred Stock (the “Original Dividend Rate”) from and including the Initial Issuance Date of the Exchangeable Preferred Stock to and including the first to occur of (i) the date on which the Redemption Price (as defined below) of such share of Exchangeable Preferred Stock is paid to the holder thereof in connection with a Liquidation (as defined below) of the Company or the redemption of such share of Exchangeable Preferred Stock by the Company, (ii) the date on which the Acquisition Price (as defined in Section 11 below) of such share of Exchangeable Preferred Stock is paid to the holder thereof in connection with a Change in Control (as defined below), (iii) the date on which such share of Exchangeable Preferred Stock is exchanged for shares of Common Stock as provided herein, or (iv) the date on which such share of Exchangeable Preferred Stock is otherwise acquired by the Company.  Such dividends shall accrue daily and shall be computed on the basis of a 360-day year comprised of twelve 30-day months.  For purposes hereof, the term “Stated Value” shall mean $31.20 per share of Exchangeable Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, stock distribution, recapitalization or combination with respect to the Exchangeable Preferred Stock; provided, however, that there shall be no adjustment to the Stated Value in respect of any dividends paid in additional shares of Exchangeable Preferred Stock pursuant to this Section 4. Dividends shall be paid by the Company on the Dividend Reference Dates (as defined below) in cash (provided the Company may lawfully do so) or additional shares of Exchangeable Preferred Stock at the election of each holder of Exchangeable Preferred Stock (which additional shares of Exchangeable Preferred Stock shall be deemed to accrue and accumulate dividends (whether or not declared) as otherwise set forth herein from the Dividend Reference Date in respect of which such dividends are paid); provided, however, that no Dividends shall be payable prior to the four month anniversary of the Initial Issuance Date, and then such Dividends shall be payable only so long as the Exchange shall not have occurred as of the four month anniversary of the Initial Issuance Date.  Notwithstanding the foregoing, the Original Dividend Rate shall automatically be increased to 30% per annum (the “Default Dividend Rate”) in the event that the Company fails for any reason to (A) pay dividends in accordance with the terms of this Section 4, or (B) redeem all shares of the Exchangeable Preferred Stock within thirty (30) days after receipt of a Redemption Demand Notice (as defined below), in which case, all accrued and unpaid dividends (whether or not declared) shall be payable in cash (provided the Company may lawfully do so) or in additional shares of Exchangeable Preferred Stock, at the election of each holder of Exchangeable Preferred Stock (which additional shares of Exchangeable Preferred Stock shall be deemed to accrue and accumulate dividends (whether or not declared) as otherwise set forth herein from the Dividend Reference Date in respect of which such dividends are paid). The Default Dividend Rate shall apply to all shares of Exchangeable Preferred Stock then outstanding and shall remain in effect until such time as the dividend is paid or the Exchangeable Preferred Stock set forth in the applicable Redemption Demand Notice has been redeemed pursuant to Section 8 hereof.

(b) To the extent not paid on the last day of each calendar month of each year, beginning with the first calendar month following the four month anniversary of the Initial Issuance Date (the “Dividend Reference Dates”), all dividends that have accrued on each share of Exchangeable Preferred Stock outstanding during the one-month period (or other period in the case of the initial Dividend Reference Date) ending upon each such Dividend Reference Date shall be accumulated and shall remain accumulated dividends with respect to such share of Exchangeable Preferred Stock until paid to the holder thereof.

(c) Dividends on the Exchangeable Preferred Stock shall be cumulative and shall continue to accrue whether or not declared and whether or not in any fiscal year there shall be net profits or surplus legally available for the payment of dividends in such fiscal year, so that if in any fiscal year or years, dividends in whole or in part are not paid upon the Exchangeable Preferred Stock, unpaid dividends shall accumulate as against the holders of the Junior Stock.

(d) Except as otherwise provided herein, if at any time the Company pays less than the total amount of dividends then accrued with respect to the Exchangeable Preferred Stock, such payment shall be distributed pro rata among the holders thereof based upon the aggregate accrued but unpaid dividends on all shares of Exchangeable Preferred Stock held by each such holder.

(e) In the event that dividends on the Exchangeable Preferred Stock are paid in additional shares of Exchangeable Preferred Stock, the number of shares of Exchangeable Preferred Stock to be issued in payment of the dividend with respect to each outstanding share of Exchangeable Preferred Stock shall be determined by dividing (i) the amount of the dividend that would have been payable with respect to such share of Exchangeable Preferred Stock had such dividend been paid in cash by (ii) the Stated Value per share of the Exchangeable Preferred Stock being issued. To the extent that any such dividend would result in the issuance of a fractional share of Exchangeable Preferred Stock (which shall be determined with respect to the aggregate number of shares of Exchangeable Preferred Stock held of record by each holder) then the amount of such fraction multiplied by the Stated Value shall be paid in cash (unless there are no legally available funds with which to make such cash payment, in which event such cash payment shall be made as soon as possible). No fractional shares of Exchangeable Preferred Stock will be issued in respect of accrued but unpaid dividends on the Exchangeable Preferred Stock. All shares of Exchangeable Preferred Stock (including fractions thereof) issuable in respect of accrued but unpaid dividends of more than one share of Exchangeable Preferred Stock (including accrued but unpaid dividends thereon) by a holder thereof shall be aggregated for purposes of determining whether the dividend would result in the issuance of any fractional share. If, after the aforementioned aggregation, the dividend would result in the issuance of any fractional share of Exchangeable Preferred Stock, the Company shall, in lieu of issuing any such fractional share, pay cash equal to the product of such fraction multiplied by the Stated Value of per share of the Exchangeable Preferred Stock. In the event that dividends on the Exchangeable Preferred Stock are to be paid in additional shares of Exchangeable Preferred Stock, within five Business Days of the applicable vote of the holders of a majority of the Exchangeable

Preferred Stock permitting the Company to do so, the Company shall cause to be issued and delivered to each holder, a certificate or certificates for the number of full shares of Exchangeable Preferred Stock issuable in respect of such accrued but unpaid dividend and cash as provided in this Section 4(e) in respect of any fraction of a share of Exchangeable Preferred Stock otherwise payable upon such dividend.

(f) For so long as any shares of Exchangeable Preferred Stock remain outstanding, the Company shall not, without the prior consent of the holders of a majority of the outstanding shares of Exchangeable Preferred Stock, pay any dividend upon the Junior Stock, whether in cash or other property (other than shares of Junior Stock), or purchase, redeem or otherwise acquire any such Junior Stock. Notwithstanding the provisions of this Section 4(f), without declaring or paying dividends on the Exchangeable Preferred Stock, the Company may, subject to applicable law, repurchase or redeem shares of capital stock of the Company from current or former officers or employees of the Company pursuant to the terms of repurchase or similar agreements in effect from time to time, provided that such agreements (or the forms thereof) have been approved by the Board and the terms of such agreements provide for a repurchase or redemption price not in excess of the price per share paid by such current or former officers or employee for such share.

(g) For so long as any shares of Exchangeable Preferred Stock remain outstanding, in addition to the dividends referred to in Section 4(a), the Company shall not declare, set aside for or pay any dividends or make any distributions on shares of Junior Stock unless the holders of Exchangeable Preferred Stock then outstanding shall simultaneously receive such dividend or distribution on a pro rata basis as if the shares of Exchangeable Preferred Stock had been exchanged into the greatest number of shares of Common Stock into which such shares of Exchangeable Preferred Stock could exchange pursuant to Section 7 immediately prior to the record date for determining the stockholders eligible to receive such dividends or distributions on Junior Stock.

SECTION 5. Liquidation Preference; Change in Control. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company (each, a “Liquidation”) or upon any Change in Control (as defined below), before any distribution or payment shall be made to holders of any Junior Stock, each holder of Exchangeable Preferred Stock shall be entitled to payment in cash out of the assets of the Company legally available for distribution an amount per share of Exchangeable Preferred Stock equal to (i) in the event of a Liquidation, the Redemption Price (as defined below) or (ii) in the event of a Change in Control, the Acquisition Price (as defined in Section 11). If, upon any such Liquidation or Change in Control, the assets of the Company shall be insufficient to make payment in full to all holders of Exchangeable Preferred Stock of the amount of the preference set forth in this Section 5, the holders of Exchangeable Preferred Stock shall share equally and ratably in any distribution of such assets in proportion to the full Redemption Price or Acquisition Price, as applicable, to which each such holder would otherwise be entitled. Upon payment of all amounts due under this Section 5, the holders of Exchangeable Preferred Stock shall have no further rights in respect of such shares of Exchangeable Preferred Stock and shall not be entitled to participate in any further distributions of the Company’s assets distributed in such Liquidation or Change in Control.

SECTION 6. Voting Rights. For so long as any shares of Exchangeable Preferred Stock remain outstanding, the Company shall not amend, alter or repeal the preferences, special rights or other powers of the Exchangeable Preferred Stock without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Exchangeable Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class. For so long as any shares of Exchangeable Preferred Stock remain outstanding, the Company shall not (i) create, issue or approve for creation or issuance any series or class of capital stock of the Company or (ii) create, issue or approve for creation or issuance any debt security convertible or exchangeable into any capital stock of the Company, in the case of each (i) and (ii), which capital stock or debt security, as the case may be, shall have preference or priority over, or be on par with, the Exchangeable Preferred Stock, or (iii) incur any indebtedness (excluding accrued expenses and trade payables) for money borrowed, without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Exchangeable Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class; provided however, that clause (iii) of the this sentence will not prohibit the incurrence of any of the following items of indebtedness: (a) the incurrence by the Company of indebtedness of the Company in existence on the Initial Issuance Date and (b) the incurrence by the Company of additional indebtedness in an aggregate principal amount at any time outstanding, including all indebtedness incurred to renew, refund, refinance, replace, defease or discharge any indebtedness incurred pursuant to this clause (b), not to exceed $1.0 million.

Except as expressly provided in this Section 6 or as required by applicable Delaware law, the holders of Exchangeable Preferred Stock shall not be entitled to any voting rights as stockholders of the Company.

SECTION 7. Exchange.

(a) Upon the later to occur of (i) receipt of the Stockholder Approval (as defined in Section 11 below), and (ii) to the extent required with respect to the shares of Exchangeable Preferred Stock of any holder, the expiration or termination of any waiting period under the HSR Act that are applicable to the exchange of the Exchangeable Preferred Stock for Common Stock (“HSR Approval”) (the “Exchange Date”), each outstanding share of Exchangeable Preferred Stock shall automatically be exchanged for such number of shares of Common Stock determined by dividing (i) the Stated Value of the Exchangeable Preferred Stock then in effect (determined as provided in Section 4(a) above) by (ii) the Exchange Price (as defined below) of the Exchangeable Preferred Stock then in effect (the “Exchange Rate”). The initial exchange price of the Exchangeable Preferred Stock shall be $1.20 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, stock distribution or combination, subdivision, reclassification or other corporate action having the similar effect with respect to the Common Stock (the “Exchange Price”). For the avoidance of doubt, the Exchange Price will not be subject to adjustment for any price-based anti-dilution. The initial Exchange Rate for the Exchangeable Preferred Stock shall be twenty-six (26) shares of Common Stock for each one (1) share of Exchangeable Preferred Stock. In addition, upon any such exchange all accrued but unpaid dividends (whether or not declared) on the Exchangeable Preferred Stock shall be paid in shares of Common Stock; provided, however, that if such exchange shall have occurred on or prior to the four month anniversary of the Initial Issuance Date, no accrued an unpaid dividends shall be due and payable in connection with such exchange. The number of shares of Common Stock to be issued in payment of the accrued but unpaid dividends (whether or not declared) with respect to each outstanding share of Exchangeable Preferred Stock shall be determined by dividing the amount of the dividend that would have been payable had such dividend been paid in cash by an amount equal to the Exchange Price. Notwithstanding the foregoing, the Exchangeable Preferred Stock shall not be exchangeable for Common Stock (i) at any time following the receipt by the Company of a notice of delisting from the Nasdaq Global Market (if, and only to the extent that, such notice of delisting is issued by the Nasdaq Global Market as a direct result of its review of the terms of the Exchangeable Preferred Stock) and until the Company receives notification from Nasdaq that it has regained compliance with the listing standards for the Nasdaq Global Market, or (ii) at any time following the earlier of (A) a meeting of the stockholders of the Company at which the stockholders vote on, but do not approve, the actions that are the subject of the Stockholder Approvals and (B) the one year anniversary of the Initial Issuance Date (as defined in Section 11 below) (the “Exchange Termination Date”). If the Stockholder Approval has not been obtained by the Exchange Termination Date, then the Exchangeable Preferred Stock shall not be exchangeable for shares of Common Stock and such Exchangeable Preferred Stock shall remain outstanding pursuant to its terms. If the Stockholder Approval has been obtained prior to the Exchange Termination Date and prior to any required HSR Approval, then all outstanding shares of Exchangeable Preferred Stock (whether or not held by a stockholder required to file for such HSR Approval) will not be exchanged for shares of Common Stock until receipt of such HSR Approval or until such time as no HSR Approval is required or the Exchange is not otherwise prohibited by the provisions of the HSR Act, including, but not limited to, in the event of a transfer by a holder of Exchangeable Preferred Stock to any other Person, whether or not such Person is an affiliate of the holder, the result of which is that the exchange of such shares would not violate the HSR Act. The holder shall deliver written notice to the Company at least five (5) days prior to the date on which such holder plans to take any action which such holder intends to result in the removal of any restriction on the Exchange under the HSR Act. On the Exchange Date, all rights with respect to the Exchangeable Preferred Stock so exchanged will terminate, except only the rights of the holders thereof, upon surrender of their certificate or certificates therefor, to receive certificates for the number of shares of Common Stock into which such Exchangeable Preferred Stock and any accrued but unpaid dividends thereon (whether or not declared) have been exchanged. If so required by the Company, certificates surrendered for exchange shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or by his attorneys duly authorized in writing. All certificates evidencing shares of Exchangeable Preferred Stock that are required to be surrendered for exchange in accordance with the provisions hereof shall, from and after the Exchange Date, be deemed to have been retired and canceled and the shares of Exchangeable Preferred Stock represented thereby exchanged into Common Stock for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date. As soon as practicable after the Exchange Date and the surrender of the certificate or certificates for Exchangeable Preferred Stock as aforesaid, the Company shall cause to be issued and delivered to such holder, or on his or its written order, a certificate or certificates for the number of full shares of Common Stock issuable on such exchange in accordance with the provisions hereof and cash as provided in Section 5(b) hereof in respect of any fraction of a share of Common Stock otherwise issuable upon such exchange. Any shares of Exchangeable Preferred Stock so exchanged shall be retired and canceled and shall not be reissued, and the Company may from time to time take such appropriate action as may be necessary to reduce the authorized Exchangeable Preferred Stock accordingly.

(b) No fractional shares of Common Stock will be issued upon exchange of the Exchangeable Preferred Stock or accrued but unpaid dividends thereon. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Exchangeable Preferred Stock (including accrued but unpaid dividends thereon) by a holder thereof shall be aggregated for purposes of determining whether the exchange would result in the issuance of any fractional share. If, after the aforementioned aggregation, the exchange would result in the issuance of any fractional share of Common Stock, the Company shall, in lieu of issuing any such fractional share, pay cash equal to the product of such fraction multiplied by the Fair Market Value of one share of the Common Stock.

SECTION 8. Redemption.

(a) Subject to the limitations on the holders of Exchangeable Preferred Stock set forth in this Section 8, for so long as the Exchangeable Preferred Stock remains outstanding on or following the Optional Redemption Date (as defined below), the Company and the holders of at least a majority of the outstanding shares of Exchangeable Preferred Stock (the “Initiating Holders”) shall each have the option to cause the Company, to the extent it may lawfully do so, to redeem, from time to time, any or all of the outstanding shares of Exchangeable Preferred Stock for cash in a per share amount equal to the greater of: (i) the sum of 120% of the Stated Value of a share of Exchangeable Preferred Stock plus all accrued but unpaid dividends thereon (whether or not declared) through the date of such redemption and (ii) the Fair Market Value (as defined in Section 11 below) of one share of Common Stock on the date which the Company or the Initiating Holders exercise such right multiplied by the then current Exchange Rate (the “Redemption Price”). For purposes hereof, the “Optional Redemption Date” shall mean the earliest of (i) the first anniversary of the Initial Issuance Date and (ii) the date on which the Company issues any capital stock or debt securities (other than issuances of Common Stock pursuant to the Company’s equity incentive plans or issuances in accordance with Sections 4 or 6 hereof).

(b) The Initiating Holders may exercise their option by delivering written notice thereof (a “Redemption Demand Notice”) to the Company, and the Company shall be required to redeem the Exchangeable Preferred Stock with respect to which such option has been exercised, to the extent it may lawfully do so, within thirty (30) days after receipt of such Redemption Demand Notice. As promptly as practicable following (i) the Company’s receipt of a Redemption Demand Notice pursuant to this Section 8(b), or (ii) the Company’s election to redeem the Exchangeable Preferred Stock pursuant to Section 8(a) above, and in any event at least fifteen (15) days prior to the date on which such redemption is to be made (the “Redemption Date”), written notice shall be mailed, postage prepaid, to each holder of record of Exchangeable Preferred Stock, at his or its post office address last shown on the records of the Company, specifying the Redemption Date and calling upon such holder to surrender to the Company, in the manner and at the place designated, his or its certificate or certificates representing the shares of Exchangeable Preferred Stock to be redeemed (such notice is hereinafter referred to as the “Redemption Notice”). Each holder of Exchangeable Preferred Stock shall surrender his or its certificate or certificates representing such shares of Exchangeable Preferred Stock to be redeemed to the Company, in the manner and at the place designated in the Redemption Notice and in any event no later than the Redemption Date, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. In the event of any redemption of only a part of the then outstanding Exchangeable Preferred Stock, the Company shall effect such redemption pro rata among the holders of Exchangeable Preferred Stock based upon the aggregate Redemption Price of all shares held by each such holder. If the funds of the Company legally available for redemption of shares of Exchangeable Preferred Stock to be redeemed on the Redemption Date are insufficient to redeem such outstanding shares of Exchangeable Preferred Stock, those funds that are legally available shall be used to redeem the maximum number of shares pro rata among the holders of Exchangeable Preferred Stock to be redeemed based upon the aggregate Redemption Price of all shares held by each such holder. At any time thereafter when additional funds of the Company are legally available for the redemption of additional shares of Exchangeable

Preferred Stock that were previously to have been redeemed, such funds shall immediately be used to redeem such additional shares of Exchangeable Preferred Stock that the Company has not previously redeemed. From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of the Exchangeable Preferred Stock that have been redeemed (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Company or be deemed to be outstanding for any purpose whatsoever. In the event that the Company fails for any reason to redeem all shares of the Exchangeable Preferred Stock in accordance with this Section 8, any and all proceeds received by, or on behalf or for the benefit of, the Company in connection with any subsequent offering, issuance or sale of capital stock of the Company (including in connection with any securities convertible or exchangeable into, or rights to acquire, capital stock of the Company or any arrangement or agreement to offer, issue or sell capital stock of the Company or securities convertible or exchangeable into, or rights to acquire, capital stock of the Company) shall be used to redeem the shares of Exchangeable Preferred Stock then outstanding, including the payment of any accrued and accumulated dividends (whether or not declared) thereon.

(c) Except as provided in Section 8(a) hereof, the Company shall have no right to redeem the shares of Exchangeable Preferred Stock and the holders of the Exchangeable Preferred Stock shall have no right to cause the Company to redeem the shares of Exchangeable Preferred Stock.  Any shares of Exchangeable Preferred Stock redeemed pursuant hereto shall be permanently retired, shall no longer be deemed outstanding and shall not under any circumstances be reissued, and the Company may from time to time take such appropriate corporate action as may be necessary to reduce the authorized Exchangeable Preferred Stock accordingly. For the avoidance of doubt, nothing herein shall prevent or restrict the purchase by the Company, from time to time, either at public or private sale, of the whole or any part of the Exchangeable Preferred Stock at such price or prices as the Company and the holders of Exchangeable Preferred Stock subject to such sale may determine, subject to applicable law; provided that the Company shall not repurchase, acquire or repay any shares of Exchangeable Preferred Stock, or exchange any shares of Exchangeable Preferred Stock for any other securities of the Company or other property, or take any other action having a similar effect as a repurchase, acquisition, repayment or exchange, unless such transaction is offered on a pro-rata basis among to holders of then outstanding Exchangeable Preferred Stock.

SECTION 9. Issue Taxes. The Company shall pay all issue taxes, if any, incurred in respect of the issue of Common Stock on exchange. If a holder of shares surrendered for exchange specifies that the Common Stock to be issued on exchange are to be issued in a name or names other than the name or names in which such surrendered shares stand, the Company shall not be required to pay any transfer or other taxes incurred by reason of the issuance of such Common Stock to the name of another.

SECTION 10. Reservation of Shares. The Company shall at all times reserve and keep available, free from preemptive rights, for issuance upon the exchange of Exchangeable Preferred Stock, such number of its authorized but unissued Common Stock as will from time to time be sufficient to permit the exchange of all outstanding Exchangeable Preferred Stock; provided, however, that prior to obtaining Stockholder Approval, the Company shall not be required to reserve and keep available shares of its authorized but unissued Common Stock. Prior to the delivery of any securities which the Company shall be obligated to deliver upon exchange of the Exchangeable Preferred Stock, the Company shall comply with all applicable laws and regulations which require action to be taken by the Company. All Common Stock delivered upon exchange of the Exchangeable Preferred Stock will upon delivery be duly and validly issued and fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

SECTION 11. Certain Definitions. As used in this Certificate, the following terms shall have the following meanings, unless the context otherwise requires:

“Acquisition Fair Market Value” shall mean the consideration per share of Common Stock received by the holders thereof in a Change in Control; provided, that, if the consideration is other than cash, its value will be deemed its fair market value as determined in good faith by the Board and the holders of at least a majority of the outstanding shares of Exchangeable Preferred Stock.

“Acquisition Price” shall mean the greater of: (i) the sum of 120% of the Stated Value of a share of Exchangeable Preferred Stock plus all accrued but unpaid dividends thereon (whether or not declared) through the date of such Change in Control and (ii) the Acquisition Fair Market Value multiplied by the then current Exchange

Rate; provided, that, the Acquisition Price, if based on the sum of 120% of the Stated Value of a share of Exchangeable Preferred Stock plus accrued but unpaid dividends thereon (whether or not declared) through the date of any Change in Control, shall be payable in cash.

“Board” shall have the meaning set forth in the preamble hereto.

“Business Day” shall mean a day other than a Saturday, Sunday or other day on which banks in the State of New York are required or authorized to close.

“Certificate of Designations” shall mean this Certificate of Designations, Number, Voting Powers, Preferences, and Rights of Series A Exchangeable Preferred Stock of the Company.

“Certificate of Incorporation” shall have the meaning set forth in the preamble hereto.

“Change in Control” shall mean (i) a consolidation, merger, share exchange, reorganization or other form of acquisition of or by the Company in which the Company’s stockholders immediately prior to the transaction retain less than 50% of the voting power of or economic interest in the surviving or resulting entity (or its parent) immediately after the transaction, (ii) a sale of the Company’s assets in excess of a majority of the Company’s assets (valued at fair market value as determined in good faith by the Board), (iii) the acquisition by any person of 50% or more of the Company’s outstanding voting securities, or (iv) during any period of 24 consecutive months, Continuing Directors cease for any reason to constitute a majority of the directors on the Board or the board of directors of the surviving or resulting entity (or its parent).

“Common Stock” shall have the meaning set forth in Section 3 hereto.

“Company” shall have the meaning set forth in the preamble hereto.

“Continuing Director” means, as of any date, any member of the Board or the board of directors of any entity (or its parent) surviving or resulting from any consolidation, merger, reorganization or other acquisition with the Company, who: (i) was a member of the Board on the date that was 24 months prior to such date; or (ii) was nominated for election to the Board by a majority of the Continuing Directors who were members of the Board at the time of such nomination.

“Default Dividend Rate” shall have the meaning set forth in Section 4(a) hereto.

“Dividend Reference Dates” shall have the meaning set forth in Section 4(b) hereto.

“Exchange Date” shall have the meaning set forth in Section 7(a) hereto.

“Exchange Price” shall have the meaning set forth in Section 7(a) hereto.

“Exchange Rate” shall have the meaning set forth in Section 7(a) hereto.

“Exchange Termination Date” shall have the meaning set forth in Section 7(a) hereto.

“Exchangeable Preferred Stock” shall have the meaning set forth in Section 1.

“Fair Market Value” shall mean an amount equal to the average of the closing prices for the Common Stock on NASDAQ for the twenty (20) trading days immediately preceding the relevant date.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Approval” shall have the meaning set forth in Section 7(a) hereto.

“Initial Issuance Date” shall mean April 11, 2008, or such other date on which the Company first issues a share of Exchangeable Preferred Stock.

“Initiating Holders” shall have the meaning set forth in Section 8(a) hereto.

“Junior Stock” shall have the meaning set forth in Section 3 hereto.

“Liquidation” shall have the meaning set forth in Section 5 hereto.

“Original Dividend Rate” shall have the meaning set forth in Section 4(a) hereto.

“Optional Redemption Date” shall have the meaning set forth in Section 8(a) hereto.

“Person” means an individual, partnership, joint-stock company, corporation, limited liability company, trust or unincorporated organization, and a government or agency or political subdivision thereof.

“Redemption Date” shall have the meaning set forth in Section 8(b) hereto.

“Redemption Demand Notice” shall have the meaning set forth in Section 8(b) hereto.

“Redemption Notice” shall have the meaning set forth in Section 8(b) hereto.

“Redemption Price” shall have the meaning set forth in Section 8(a) hereto.

“Securities Purchase Agreements” means the Securities Purchase Agreement, dated as of April 7, 2008, by and between the Company and each of the respective Purchasers named therein, as amended from time to time in accordance with its terms.

“Stated Value” shall have the meaning set forth in Section 4(a) hereto.

“Stockholder Approval” means the approval by the holders of Common Stock of the Company of (i) the exchange of all shares of Exchangeable Preferred Stock issued under the Securities Purchase Agreements or issued as dividends thereon for shares of Common Stock, as required by the applicable rules of the NASDAQ Global Market, (ii) and amendment to the Certificate of Incorporation increasing the total number of shares of Common Stock that the Company is authorized to issue to at least 100,000,000 shares and (iii) any other stockholder proposals required by the listing standards of the NASDAQ Global Market in connection with the transaction, including the issuance and sale of the Exchangeable Preferred Stock.

“Subsequent Exchange” shall have the meaning set forth in Section 7(a) hereto.

“Subsequent Exchange Date” shall have the meaning set forth in Section 7(a) hereto.

SECTION 12. Headings. The headings of the paragraphs of this Schedule are for convenience of reference only and shall not define, limit or affect any of the provisions hereof.

SECTION 13. Waivers. Any of the rights of the holders of the Exchangeable Preferred Stock set forth herein may be waived by any holder of the Exchangeable Preferred Stock with respect to such holder and by the affirmative consent or vote of the holders of a majority of the shares of the Exchangeable Preferred Stock then outstanding with respect to all holders of the Exchangeable Preferred Stock.

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IN WITNESS WHEREOF, Neurogen Corporation has caused this Certificate of Designations of Series A Exchangeable Preferred Stock to be duly executed by its President and Chief Executive Officer this  10th day of April, 2008.

NEUROGEN CORPORATION

By:	/s/ Stephen R. Davis
Name:	Stephen R. Davis
Title:	President, Chief Executive Officer